

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

G. William Beale
Chief Executive Officer
Union First Market Bankshares Corporation
1051 East Cary Street, Suite 1200
Richmond, Virginia 23219

Re: **Union First Market Bankshares Corporation**
            Registration Statement on Form S-4
            Filed August 15, 2013
            File No. 333-190644
            Form 10-K for the Period Ended December 31, 2012
            Filed March 13, 2013
            File No. 000-20293
            Form 10-K for the Period Ended December 31, 2012
            Filed March 15, 2013
            File No. 000-22283

Dear Mr. Beale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please provide the staff with the board books.

2. Please revise to include Union's financial projections given to StellarOne or its financial advisor and StellarOne's financial projections given to Union or its financial advisor.

Joint Proxy Statement/Prospectus Cover Page

3. Please indicate how many shares you are offering. See Item 501(b)(2) of Regulation S-K.

4. Please indicate the trading price of StellarOne stock on the same date you quote the Union trading price.

Questions and Answers about the Merger…, page 1

5. Reorder so that the fourth Q&A on what shareholders will receive in the merger appears on the first page of the Q&A.

6. Your Q&A section exceeds 7 pages and repeats much of the information also in the Summary section. Consider limiting the Q&A section so that it serves a discreet purpose, such as answering the most common shareholder questions.

Summary

Consideration to be Received in the Merger…, page 9

7. Expand to include dollar value estimates of the merger consideration, at least as of a recent date.

Union's Board of Directors Unanimously Recommends…, page 10

StellarOne's Board of Directors Unanimously Recommends…, page 10

8. Please include a substantive reason for the merger in each subsection.

Material U.S. Federal Income Tax Consequences, page 11

9. Revise to eliminate the uncertain language, specifically the phrases in the first line: "intended to qualify" and "assuming the merger will so qualify," to clearly state that you have received opinions that the transaction will be tax free to shareholders. In addition, state that you filed the legal opinions as exhibits to the registration statement. Also revise the main tax section and the Q&A in response to this comment.

Interests of Certain StellarOne Directors and Executive Officers in the Merger, page 13

10. Quantify the value of the officers' and directors' interests in the merger that are different from the interests of other shareholders. In the Summary, aggregate amounts by compensation type are sufficient. Provide full disclosure and quantification in the main section for each individual.

Selected Historical Financial Data of StellarOne, page 23

11. We note that the amounts currently disclosed for "total noninterest income" and "total noninterest expense" for StellarOne Corporation do not agree to those disclosed in Forms 10-K and 10-Q for the respective periods. Please revise the amounts presented as appropriate or revise the introductory paragraph to clearly explain the reclassifications and the reasons for recording them.

Risk Factors, page 35

12. Recast the heading of the first risk factor to state clearly the risk to shareholders of the fixed merger consideration ratio. For example, that the consideration will fluctuate with the stock price and that the value will be unknown when shareholders vote.

13. In the first full risk factor on page 37, recast the heading to clarify that the uncertainty of future results addressed by this risk factor is related to the amount of actual merger expenses and restructuring charges.

14. Expand the heading of the risk factor on page 39 relating to the "no-shop" provisions to include the risk that those provisions discourage competition for a higher price or premium.

The Merger, page 57

Background of the Merger, page 57

15. In the second paragraph discussion of the 2012 preliminary merger discussions, disclose the merger consideration offered by Union and how that compared to the trading price of StellarOne at the time.

16. In the second paragraph on page 58, state the premium to StellarOne implied in the $19 price offered by Union on March 14.

17. In the last paragraph on page 61, quantify the premium implied by the .9739 exchange ratio and the increase in dividends to StellarOne shareholders considered by the board.

18. Clarify how the terms of the agreement changed between the draft agreement and final agreement approved by the boards on June 9.

Union's Reasons for the Merger; Recommendation of Union's Board…, page 63

19. If the referenced cost synergies, earnings accretion, tangible book value dilution and internal rate of return have been quantified, please disclose.

Opinion of Union's Financial Advisor, page 69

20. Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

21. Eliminate the word "solely" in the fourth paragraph.

22. We note that KBW will be paid the majority of their compensation upon completion of the merger. Please disclose why management believes this compensation structure is appropriate and does not create a conflict of interest in rendering their fairness opinion.

Opinion of StellarOne's Financial Advisor, page 78

23. Disclose that Raymond James has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

24. Quantify the compensation received for investment banking services during the past two years from StellarOne in the first paragraph on page 84.

25. We note that Raymond James will be paid the balance of their compensation upon completion of the merger. Please disclose why management believes this compensation structure is appropriate and does not create a conflict of interest in rendering their fairness opinion.

Material U.S. Federal Income Tax Consequences, page 110

26. Revise the first paragraph to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

The Merger, page 111

27. Eliminate the last sentence because it assumes the substance of the opinion you are required to provide.

Where you can find additional information, page 127

28. Please specifically incorporate the annual proxies filed for each company or include the information required by Item 18(a)(7) of Form S-4.

Union First Market Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis – Allowance for Loan Losses, General Reserve Component, page 26

29. You disclose that your general reserve component covers impaired loans below $500,000. Please tell us in detail and revise future filings to clarify if you group impaired loans with non-impaired loans in measuring credit impairment. If you do, please tell us how you considered the guidance in ASC 310-10-35-22 and 35. Also quantify the impact on your allowance for loan losses at December 31, 2012 and the current quarter end if you measured impairment separately for these loans using risk characteristics and historical statistic specific to this loan population. Refer to ASC 310-10-35-21.

Troubled Debt Restructurings, page 41

30. You disclose that you removed $42.2 million of loans from TDR status during 2012 because they met relevant criteria. Please tell us in detail and revise future filings to clarify how you measure credit impairment on loans removed from TDR status. If you do not measure credit impairment using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2012 and the current quarter end if you measured credit impairment for these loans using this guidance. We note the guidance in ASC 310-40-50-2 provides an exception to TDR disclosure requirements but does not provide an exception or alternative to impairment measurement requirements.

Financial Statements

Summary of Significant Accounting Policies – Nonaccruals, Past Dues, and Charge-offs, page 69

31. Please revise to clarify your charge-off policies for collateral dependent impaired loans. If you do not charge-off the portion of the recorded investment in a collateral dependent that exceeds the fair value of the collateral, please tell us why and provide relevant accounting guidance to support your policy.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 3. Loans and Allowance for Loan Losses, page 9

32. We note on page 17 in your table of the allowance for loan loss activity that your portfolio segments consist of commercial and consumer loans. Please tell us how you considered paragraph ASC 310-10-55-22 in determining that further disaggregation of your commercial and consumer loan portfolio segments is not necessary.

StellarOne Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 81

33. We note that you disclose management's assessments of both your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) are effective as of December 31, 2011 and <u>not</u> as of December 31, 2012. Please tell us if you properly assessed your DCP and ICFR as of December 31, 2012 in accordance with Items 307 and 308 of Regulation S-K and your conclusions reached. Alternatively, please amend your filing to disclose your DCP and ICFR assessments as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Mike Volley, Staff Accountant, at 202-551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Counsel

cc: George P. Whitley, Esq.
        Scott H. Richter, Esq.
        LeClairRyan, A Professional Corporation